

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 19, 2017

Bill Belitsky, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Re: Morgan Stanley Global Investment Solutions -- Global Best Business Models, Series 1
        File No. 333-215201

Dear Mr. Belitsky:

On December 20, 2016, you filed a registration statement on Form S-6 for Morgan Stanley Global Investment Solutions -- Global Best Business Models, Series 1 (the "Fund"). We reviewed the registration statement, and provide our comments below. For convenience, our comments are organized using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary – Investment Concept and Selection Process

Page 2

1. The disclosure states that the Fund will invest "in a portfolio of common stocks of domestic and foreign companies identified as having 'Best Business Models' globally, derived from a universe of over 5,600 stocks." Please disclose the method used to define the universe of issuers. The Staff notes that the Fund's name includes the term "world" -- in your response, please explain what portion of the Fund's assets is going to be invested in foreign issuers. Please also explain the method by which it is determined whether an issuer belongs to particular country or region.

2. The disclosure states that Morgan Stanley "backtested" its models to "check their efficacy." Please remove the statement or provide disclosure regarding the limits of utilizing backtested results. In your response, please confirm that backtested performance will not be used in marketing materials.

3. The disclosure indicates that Environmental, Social and Governance ("ESG") factors were considered in selecting the Fund's portfolio. In your response, please explain if such ESG factors

were "weighed" using a quantitative model or whether the ESG analysis was qualitative in nature and subject to discretion.

4. The disclosure states that the Fund's portfolio "may invest significantly in a number of sectors." Please identify the sectors in this section (in addition to the Risks Factors section).

Risk Factors

Page 18

5. The Risk Factors section explains that the Fund invests "significantly" in mid-cap issuers. Please include a clarifying statement in the strategy section.

Exhibits

Page S-1

6. Exhibit 7.1 refers to several Powers of Attorney filed for existing UIT series of the Trust. The Staff notes that Rule 483(b) and Item 601(b)(24) of Reg. S-K require that a power of attorney relate to a specific filing. See also *Allied Corporation No-Action Letter* (Aug. 20, 1982) (POA must specifically reference the registration statement) and *Cooley Godward Castro Huddleson & Tatum No-Action Letter* (Jul. 30, 1993). Please attach a Power of Attorney that complies with those requirements.

GENERAL COMMENTS

7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6908.

Sincerely,
/s/ Asen Parachkevov

Attorney Adviser